Sky RUN ACQUISITION CORPORATION
                             215 Apolena Avenue
                        Newport Beach, California 92662

                             ---------------------

                               February 20, 2014


Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

                               Re: Heyu Leisure Holidays Corporation
                                   (formerly Cloud Run Acquisition Corporation
  			           Amendment No. 2 to registration
				   statement on Form 10
				   Filed February 20, 2014
					File No. 000-55068


To the Securities and Exchange Commission:

     Heyu Leisure Holidays Corporation (formerly Cloud Run Acquisition Corporation (the "Company") has filed its Form 10 and amendment thereto and in regard to such filing acknowledges that:

     The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     The comments of the Staff of the Securities and Exchange Commission or changes to the disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing; and

     The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                             Sincerely,

                             Heyu Leisure Holidays Corporation
                             (formerly Cloud Run Acquisition Corporation)


                             By: /s/ Ban Siong Ang
                                     Chief Executive Officer